For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Drilling Commences on the Destiny Gold Project, Québec

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5000 metre diamond drill program in progress

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Property hosts high grade gold mineralization in quartz veins and alteration zones

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NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 grams per tonne (g/t) gold and an inferred resource of 444,753 tonnes grading 4.46 g/t gold

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Open along strike and at depth

October 15, 2009  Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) and Alto Ventures Ltd. (“Alto”) (ATV: TSX-V) are pleased to announce that a diamond drill has been mobilized and has commenced drilling on the Destiny Gold Project located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec. The project is road accessible and excellent mining infrastructure and support facilities are available in nearby Val d’Or.

The fall work program will consist of approximately 5,000 metre of diamond drilling in approximately 14 holes. The program is designed to expand the known resources at the DAC zone through infill and step out drilling. This will be followed by an updated resource estimate to be completed in early 2010. PFN has allocated a $600,000 budget to the Destiny Gold Project for 2009 and the work program is being managed by Alto.

About the DAC Deposit

The main area of mineralization on the Destiny Gold Project is the DAC zone, which occurs over a strike length of about 600 metres. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections up to 178.5 g/t gold over a drill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Québec” dated January 9, 2007, available at www.altoventures.com.

The DAC zone is open along strike and at depth. The Darla Zone, which lies 1 km east of the DAC Zone, was discovered in 2006. At this location, drilling intersected 19.5 g/t gold across 2.1 metre and 20.6 g/t over 0.8 metre. The occurrence of high grade gold mineralization in the Darla, DAC and 20 and 21 zones clearly indicates that the mineralizing system occurs across a significant portion of the property. Drill-hole cross sections and a 3D model were generated for the DAC Deposit in 2008 and are posted on www.corebox.net.

About the Destiny Gold Project

The Destiny Gold Project is underlain by Archean metavolcanic and metasedimentary rocks of the Abitibi Greenstone Belt. A regional scale structure, the Despinassy shear zone, transects the property. High grade gold mineralization occurs in quartz veins and alteration zones associated with this structure. Mineralization has been identified in several locations along the Despinassy shear zone on the property over a strike distance of about 6 km. The property consists of 175 mining claims totalling 7260 ha (17,940 acres).

The Destiny Gold Project is under Option to PFN. Under the terms of the Option Agreement, PFN will pay Alto $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold Project. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project.

Mike Koziol, P. Geo., P.Eng. and Alto’s President and CEO is the Qualified Person who has reviewed and approved this news release.

About Alto Ventures Ltd

Alto Ventures Ltd. is a gold exploration and development company with a portfolio of highly prospective properties in the Canadian Shield. Alto’s Management and Board of Directors have a long and successful track record of creating shareholder value through systematic exploration, acquisitions and discovery. The Company is currently active in Québec where it is focussed on the Destiny Gold project in the Abitibi Greenstone Belt and in Ontario in the Beardmore and Shebandowan gold districts.

About Pacific North West Capital Corp

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, the Company’s current option/joint ventures agreements are with Anglo Platinum, First Nickel, Kinbauri Gold and Fire River Gold. Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous opportunities that are available in the mining sector today.   Pacific North West Capital Corp. has approximately $6.9 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	October 15, 2009